SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

TAT TECHNOLOGIES LTD.
(Name of Registrant)

Hamelacha 5,  Netanya 4250540, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated August 28, 2024 re TAT Technologies Ltd. Reports Second Quarter 2024 Results.

ITEM 1

Press Release

TAT Technologies Reports Second Quarter 2024 Results

Netanya, Israel, August 28, 2024 - TAT Technologies Ltd. (NASDAQ and TASE: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three-month and six-month period ended June 30, 2024.

Financial highlights for the second quarter of 2024:

•
Revenues increased by 36.2% to $36.5 million compared to $26.8 million for the second quarter of 2024. For the first half of 2024 revenues increased by 36% to 70.6$ million compared to $52 million in the first half of 2023.

•
Gross profit increased by 47.1% to $8 million compared to $5.4 million for the second quarter of 2023 (21.9% of revenues in Q2\24 compared to 20.2% of revenues in Q2\23). For the first half of 2024 gross profit increase by 55.4% to $15.1 million compared to $9.7 million in the first half of 2023 (20.9% of revenues in H1\24 compared to 18.6% of revenues in H1\23)

•
Operating Income increased by 78.5% to $2.7 million compared to $1.5 million in Q2\23, (7.5% of revenues in Q2\24 compared to 6.5% of revenues in Q2\23). For the first half of 2024 operating income increased by 99% to $4.9 million compared to $2.5 million in the first half of 2023 (7% of revenues in H1\24 compared to 4.8% of revenues in H1\23).

•
Net Income increased by 78% to $2.6 million compared to $1.5 million in the second quarter of 2023. For the first half of 2024 net income increased by 122% to 4.7$ million compared to $2.1 million in the first half of 2023.

•
Adjusted EBITDA increased by 69.4% to $4.3 million (11.9% of revenues) compared to $2.6 million (9.6% of revenues) in the second quarter of 2023. Adjusted EBITDA for the first half of 2024 increased by 73% to $8 million compared $4.6 in the first half of 2023 (11.4% of revenues in H1\24 compared to 9% in H1\23).

•
Cash flow from operating activities was negative $(4.1) million compared to positive cash flow of $2.45 million in the second half of 2023 2023. Cash flow from operating activities for the first half of 2024 was negative $(7.65) million compared to positive cash flow of $4.22 million in the first half of 2023.

Mr. Igal Zamir, TAT’s CEO and President commented: “We are very proud to report another record quarter marked by revenue growth, margin expansion, and profitability improvement. Our results demonstrate increasing demand for our products and services, which are aligned with our growth strategy. This was the seventh consecutive quarter of growth in revenue and EBITDA, and given our growing momentum and backlog, we expect this trend to continue.”

“During the second quarter, we secured orders of more than $40 million, resulting in a record backlog and LTA Value of over $414 million,” continued Mr. Zamir. “These new orders give us significant visibility into revenue potential over the coming quarters and bolster our confidence in continued success. On top of the continued revenue growth, we invest efforts in improving our operational efficiency and cost structure. This resulted in an improved Gross Margin and EBITDA margin.

During the first six months of 2024 we started serving APU of the newly certified 131 and 331-500 which serves a fleet of close to 20,000 aircraft (with a total addressable annual market of about $2 Billion). The revenue obtained during the first half of 2024 is mainly driven from TAT’s historical products and services. The revenue from these new engines’ capabilities is yet insignificant. We are very excited about our future revenue growth and profits, as we start leveraging the potential of this new market. We will continue to expand our customer base for those engines MRO services according to our growth strategy”

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Adjusted EBITDA is calculated as net income excluding the impact of: the Company's share in results of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization. Adjusted EBITDA, however, should not be considered as alternative to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor it is meant to be predictive of potential future results. Adjusted EBITDA is not measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of Adjusted EBITDA below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Eran Yunger
Director of IR
erany@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, [LTAs] and backlog, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Jun 30,	December 31,
	2024	2023
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,058	$15,979
Accounts receivable, net of allowance for credit losses of $305 and $345 thousand as of Jun 30, 2024 and December 31, 2023 respectively	26,197	20,009
Restricted deposit	-	661
Other current assets and prepaid expenses	6,722	6,397

Inventory	56,763	51,280

Total current assets	97,740	94,326

NON-CURRENT ASSETS:
Restricted deposit	294	302
Investment in affiliates	2,763	2,168
Funds in respect of employee rights upon retirement	644	664
Deferred income taxes	1,097	994
Property, plant and equipment, net	40,934	42,554
Operating lease right of use assets	2,656	2,746
Intangible assets, net	1,687	1,823

Total non-current assets	50,075	51,251
Total assets	$147,815	$145,577

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$1,937	$2,200
Short term loans	12,547	12,138
Accounts payable	9,079	9,988
Accrued expenses	12,907	13,952
Operating lease liabilities	1,155	1,033

Total current liabilities	37,625	39,311

NON CURRENT LIABILITIES:
Long-term loans	11,970	12,886
Liability in respect of employee rights upon retirement	998	1,000
Operating lease liabilities	1,486	1,697

Total non-current liabilities	14,454	15,583
Total liabilities	$52,079	$54,894

EQUITY:
Share capital	3,152	3,140
Translation reserves	164	-
Additional paid-in capital	76,512	76,335
Treasury shares at cost	(2,088)	(2,088)
Accumulated other comprehensive income		27
Retained earnings	17,996	13,269
Total shareholders' equity	95,736	90,683

Total liabilities and shareholders' equity	$147,815	$145,577

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2024	2023	2024	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues:
Products	$11,732	$8,167	$23,667	$15,458	$35,241
Services	24,793	18,637	46,946	36,564	78,553
	36,525	26,804	70,613	52,022	113,794

Cost of goods:
Products	7,673	5,548	16,659	11,822	30,517
Services	20,868	15,830	38,904	30,515	60,809
	28,541	21,378	55,563	42,337	91,326
Gross Profit	7,984	5,426	15,050	9,685	22,468

Operating expenses:
Research and development, net	343	157	620	256	715
Selling and marketing	1,993	1,298	3,653	2,457	5,523
General and administrative	2,916	2,474	6,225	4,933	10,588
Other income	(2)	(35)	(390)	(441)	(433)
	5,250	3,894	10,108	7,205	16,393

Operating income (Loss)	2,734	1,532	4,942	2,480	6,075

Interest expenses	(413)	(440)	(763)	(806)	(1,683)
Other financial income (expenses), Net	106	167	7	148	353
Income before taxes on income (tax benefit)	2,427	1,259	4,186	1,822	4,745

Taxes on income (tax benefit)	44	(63)	(109)	(90)	576

Income before share of equity investment	2,383	1,322	4,295	1,912	4,169

Profit of equity investment of affiliated companies	234	153	432	221	503

Net Income	$2,617	$1,475	$4,727	$2,133	$4,672

Basic and diluted income per share

Net income per share	$0.26	$0.16	$0.46	$0.24	$0.52
Net income per diluted shares	$0.25	$0.15	$0.44	$0.23	$0.51

Weighted average number of shares outstanding
Basic	10,394,654	8,942,423	10,386,859	8,942,423	8,961,689
Diluted	10,561,420	9,052,163	10,722,153	9,052,163	9,084,022

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2024	2023	2024	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Net income	$2,617	$1,475	$4,727	$2,133	$4,672
Other comprehensive income , net
Change in foreign currency translation adjustments	164	-	164	-	-
Net unrealized income from derivatives	-	26	(27)	26	53
Total comprehensive income	2,781	$1,501	$4,864	$2,159	$4,725

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	Share capital				Accumulated
	Number of shares issued	Amount	Additional paid-in capital	Translation reserves	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2022	9,186,019	$2,842	$66,245	-	$(26)	$(2,088)	$8,597	$75,570
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2023:
Comprehensive loss	-	-	-		53	-	4,672	4,725
Exercise of option	32,466	8	157		-	-	-	165
Issuance of common shares net of issuance costs of $141 thousands	1,158,600	290	9,774		-	-	-	10,064
Share based compensation	-	-	159		-	-	-	159
BALANCE AT DECEMBER 31, 2023	10,377,085	$3,140	$76,335	-	$27	$(2,088)	$13,269	$90,683
CHANGES DURING THE PERIOD ENDED JUN 31, 2024 (unaudited):
Comprehensive profit				164	(27)	-	4,727	4,864
Exercise of option	49,109	12	(12)			-		-
Change in foreign currency translation adjustments						-
Share based compensation			189					189
BALANCE AT JUN 30, 2024 (unaudited)	10,426,194	3,152	76,512	164	-	(2,088)	17,996	95,736

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2024	2023	2024	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,617	$1,475	$4,727	$2,133	$4,672
Adjustments to reconcile net income (loss) to net cash provided by (used by) operating activities:

Depreciation and amortization	1,431	901	2,805	1,942	4,710
Loss (gain) from change in fair value of derivatives	-	-	22	-	(9)
Change in funds in respect of employee rights upon retirement	15	(27)	20	(97)	116
Change in operating right of use asset and operating leasing liability	(3)	-	1	(6)	22
Non-cash financial expenses	(274)	(134)	(488)	(248)	(172)
Decrease in restructuring plan provision	(43)	(32)	(63)	(90)	(126)
Change in allowance for credit losses	40	(2)	40	(5)	(182)
Share in results of affiliated companies	(233)	(153)	(431)	(221)	(503)
Share based compensation	148	30	189	120	159
Liability in respect of employee rights upon retirement	(5)	(47)	(2)	(127)	(148)
Capital gain from sale of property, plant and equipment	(1)	(29)	(355)	(485)	(530)
Deferred income taxes, net	306	(98)	(103)	(76)	235
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(5,430)	3,137	(6,250)	1,123	(4,205)
Decrease (increase) in other current assets and prepaid expenses	(144)	359	(325)	1,634	(341)
Increase in inventory	(2,906)	(3,248)	(5,543)	(285)	(5,400)
Decrease in trade accounts payable	(209)	(1,034)	(909)	(2,155)	(245)
Increase (decrease) in accrued expenses and other	591	1,352	(982)	1,062	4,202
Net cash provided by (used in) operating activities from continued operation	$(4,100)	$2,450	(7,647)	$4,219	$2,255

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	-	375	1,306	1,935	2,002
Purchase of property and equipment	(978)	(1,021)	(1,967)	(2,454)	(5,102)
Purchase of intangible assets	-	-	-	-	(479)
Cash flows used in investing activities	$(978)	$(646)	$(661)	$(519)	$(3,579)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	(510)	(425)	(950)	(847)	(1,701)
Short-term credit received from banks	4,668		668		1,000
Proceeds from long-term loans received		-		-	712
Issuance of common shares	12	-	12	-	-
Proceeds from issuance of common shares, net	-	-	-	-	10,064
Exercise of options	(13)	165	(12)	165	165
Cash flows provided by (used in) financing activities	$4,157	$(260)	$(282)	$(682)	$10,240

Net increase (decrease) in cash and cash equivalents and restricted cash	(921)	1,546	(8,590)	3,018	8,916
Cash and cash equivalents and restricted cash at beginning of period	9,273	9,498	16,942	8,026	8,026
Cash and cash equivalents and restricted cash at the end of period	8,352	11,044	8,352	11,044	16,942

SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOW:

Additions of operating lease right-of-use assets and operating lease liabilities	245	-	590	-	1,345
Reclassification of inventory to property, plant and equipment	-	-	60	-	68
Supplemental disclosure of cash flow information:

Interest paid	(410)	(267)	(852)	(512)	(1,438)

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	Three months ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2024	2023	2024	2023	2023

Net income (Loss)	$2,617	$1,475	$4,727	$2,133	$4,672
Adjustments:
Share in results and sale of equity investment of affiliated companies	(234)	(153)	(432)	(221)	(503)
Taxes on income (tax benefit)	44	(63)	(109)	(90)	576
Financial expenses (income), net	306	272	755	658	1,330
Depreciation and amortization	1,468	1,006	2,898	2,140	4,902
Share based compensation	148	30	189	120	159
Adjusted EBITDA	$4,349	$2,567	$8,028	$4,740	$11,136

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: August 28, 2024